UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AVP, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00241A205 (CUSIP Number)

February 7, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745(1-06)

CUSIP No. 00241A205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

News Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

2,345,260
7. Sole Dispositive Power

0
8. Shared Dispositive Power

2,345,260

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,345,260
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not Applicable.
11.	Percent of Class Represented by Amount in Row (9)

11.9% - See Item 4
12.	Type of Reporting Person (See Instructions)

CO

Page 2 of 8 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Fox Sports Net, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power

1,678,593
6. Shared Voting Power

0
7. Sole Dispositive Power

1,678,593
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,678,593
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not Applicable.
11.	Percent of Class Represented by Amount in Row (9)

8.53% - See Item 4
12.	Type of Reporting Person (See Instructions)

CO

Page 3 of 8 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Fox Broadcasting Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power

666,667
6. Shared Voting Power

0
7. Sole Dispositive Power

666,667
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

666,667
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not Applicable.
11.	Percent of Class Represented by Amount in Row (9)

3.37% - See Item 4
12.	Type of Reporting Person (See Instructions)

CO

Page 4 of 8 pages

Item 1.	(a)	Name of Issuer:

AVP, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

AVP, Inc.’s principal executive offices are located at 6100 Center Drive, Suite 900, Los Angeles, CA 90045.

Item 2.	(a)	Name of Person Filing:

News Corporation Fox Sports Net, Inc. Fox Broadcasting Company

	(b)	Address of Principal Business Office or, if none, Residence:

News Corporation 1211 Avenue of the Americas New York, New York 10036

Fox Sports Net, Inc. 10201 W. Pico Boulevard, Building 103 Los Angeles, CA 90035

Fox Broadcasting Company 10201 W. Pico Boulevard, Building 101 Los Angeles, CA 90035

	(c)	Citizenship:

News Corporation, Fox Sports Net, Inc. and Fox Broadcasting Company are each formed under the laws of Delaware.

	(d)	Title of Class of Securities:

Common Stock (the “Common Stock”).

	(e)	CUSIP Number:

00241A205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Page 5 of 8 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

News Corporation

	(a)	Amount beneficially owned:

2,345,260 shares of Common Stock.

	(b)	Percent of class:

11.9%. The percentages used herein and in the rest of Item 4 are calculated based upon the 19,689,588 shares of Common Stock outstanding as of November 10, 2006 as set forth in AVP, Inc.’s Form 10-QSB filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2006.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0.

(ii) Shared power to vote or to direct the vote:

2,345,260.

(iii) Sole power to dispose or to direct the disposition of:

0.

(iv) Shared power to dispose or to direct the disposition of:

2,345,260.

Fox Sports Net, Inc.

	(d)	Amount beneficially owned:

1,678,593 shares of Common Stock.

	(e)	Percent of class:

8.53%. The percentages used herein and in the rest of Item 4 are calculated based upon the 19,689,588 shares of Common Stock outstanding as of November 10, 2006 as set forth in AVP, Inc.’s Form 10-QSB filed with the SEC on November 14, 2006.

	(f)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

1,678,593.

(ii) Shared power to vote or to direct the vote:

0.

(iii) Sole power to dispose or to direct the disposition of:

1,678,593.

(iv) Shared power to dispose or to direct the disposition of:

0.

Fox Broadcasting Company

	(g)	Amount beneficially owned:

666,667 shares of Common Stock.

	(h)	Percent of class:

3.37%. The percentages used herein and in the rest of Item 4 are calculated based upon the 19,689,588 shares of Common Stock outstanding as of November 10, 2006 as set forth in AVP, Inc.’s Form 10-QSB filed with the SEC on November 14, 2006.

	(i)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

666,667.

(ii) Shared power to vote or to direct the vote:

0.

(iii) Sole power to dispose or to direct the disposition of:

666,667.

(iv) Shared power to dispose or to direct the disposition of:

0.

In September, 2003, Fox Sports Net, Inc., a wholly owned indirect subsidiary of News Corporation (“Fox Sports Net”), entered into a distribution agreement with the Association of Volleyball Professionals, Inc., a privately held, Delaware corporation (the “Association”) and received 2,498,183 Series A preferred shares of the Association in exchange therefor.

On February 28, 2005, the Association and a wholly owned subsidiary of AVP, Inc. (the “Company”), then known as Othnet, Inc., was merged with and into Othnet, Inc. (the “Merger”). As a result of the Merger, former stockholders of the Association, including Fox Sports Net, received shares of Common Stock of the Company. Fox Sports Net received 16,785,929 shares of Common Stock (approximately 18.15% of the then outstanding shares of Common Stock) as a result of the Merger.

On December 16, 2005, the Company effectuated a 1-for-10 reverse stock split. Upon consummation of the reverse stock split, Fox Sports Net held 1,678,595 shares of Common Stock (approximately 15.4% of the then outstanding shares of Common Stock).

On February 7, 2006, the Company entered into a production and distribution agreement with Fox Broadcasting Company, a wholly owned indirect subsidiary of News Corporation. In consideration for its services under this agreement, Fox Broadcasting Company received 666,667 shares of Common Stock (approximately 5.2% of the then outstanding shares of Common Stock).

Accordingly, as of February 12, 2007, News Corporation may be deemed to beneficially own 2,345,260 shares of Common Stock (approximately 11.9% of the outstanding shares of Common Stock based upon the 19,689,588 shares of Common Stock outstanding as of November 10, 2006 as set forth in the Company’s Form 10-QSB filed with the SEC on November 14, 2006).

Page 6 of 8 pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007	NEWS CORPORATION

	By:	/s/ Lawrence A. Jacobs
	Name:	Lawrence A. Jacobs
	Title:	Senior Executive Vice President and Group General Counsel

Dated: February 14, 2007	FOX SPORTS NET, INC.

	By:	/s/ Anthony Vinciquerra
	Name:	Anthony Vinciquerra
	Title:	Chief Executive Officer

Dated: February 14, 2007	FOX BROADCASTING COMPANY

	By:	/s/ Anthony Vinciquerra
	Name:	Anthony Vinciquerra
	Title:	Chief Executive Officer

Page 8 of 8 pages